Filed Pursuant to Rule 433
Registration No. 333-233663

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside Principal at Risk Securities Linked to the SPDR® S&P® Biotech ETF due June 3, 2025 Term Sheet to Preliminary Pricing Supplement dated April 29, 2021

Summary of Terms
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Term	4 years (autocallable annually)
Reference Asset	The SPDR® S&P® Biotech ETF (Bloomberg ticker symbol “XBI”) (the “Fund”)
Pricing Date	May 28, 2021 *
Issue Date	June 3, 2021*
Principal Amount	$1,000 per security (100% of par)
Automatic Call	If the Fund Closing Price of the Fund on any Call Observation Date (including the Final Valuation Date) is greater than or equal to the Initial Price, the securities will be automatically called for the principal amount plus the Call Premium applicable to that Call Observation Date. See “Call Observation Dates and Call Premiums” in this term sheet
Call Observation Dates	June 3, 2022; June 5, 2023; June 3, 2024 and May 27, 2025 (the “Final Valuation Date”)*
Call Payment Date	Five business days after the applicable Call Observation Date (if the securities are called on the last Call Observation Date, the Call Payment Date will be the Stated Maturity Date)
Payment at Maturity	See “How the Payment at Maturity Is Calculated” in this term sheet
Stated Maturity Date	June 3, 2025*
Initial Price	The Fund Closing Price of the Fund on the Pricing Date
Final Price	The Fund Closing Price of the Fund on the Final Valuation Date
Threshold Price	90% of the Initial Price
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Underwriting Discount and Other Fees	Up to 3.15%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	13605W3P4 / US13605W3P46

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Call Observation Dates and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same

 Investment Description

•	Linked to the SPDR® S&P® Biotech ETF

•	Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Fund

•	Automatic Call. If the Fund Closing Price of the Fund on any Call Observation Date is greater than or equal to the Initial Price, the securities will be automatically called, and on the related Call Payment Date, you will receive the principal amount plus the Call Premium applicable to that Call Observation Date

Call Observation Date	Call Premium**
June 3, 2022	[7.50 - 8.50%] of the principal amount
June 5, 2023	[15.00 - 17.00%] of the principal amount
June 3, 2024	[22.50 - 25.50%] of the principal amount
May 27, 2025	[30.00 - 34.00%] of the principal amount
**the actual Call Premium applicable to each Call Observation Date will be determined on the Pricing Date.

•	Payment at Maturity. If the securities are not automatically called, the payment at maturity will be equal to or less than the principal amount per security depending on the Fund Closing Price of the Fund on the Final Valuation Date as follows:

o	If the price of the Fund decreases, but the decrease is not by more than 10%:

You will be repaid the principal amount

o	If the price of the Fund decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the price of the Fund in excess of 10%

•	Investors may lose up to 90% of the principal amount

•	Any positive return on the securities will be limited to the applicable Call Premium

•	All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the shares of the Fund or any securities held by the Fund for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

•	No periodic interest payments or dividends

•	No exchange listing; designed to be held to maturity or earlier automatic call

 The Issuer’s estimated value of the securities on the Pricing Date, based on the Issuer’s internal pricing models, is expected to be at least $900.00 per security but less than the principal amount. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-9 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities. If the terms described in the preliminary pricing supplement are inconsistent with those described herein, the terms described in the preliminary pricing supplement will control.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the Closing Price of the Fund from the Pricing Date to the applicable Call Observation Date (including the Final Valuation Date), assuming a Threshold Price equal to 90% of the Initial Price. The Call Premiums shown in the profile are hypothetical and are based on the midpoint of the ranges specified for the Call Premiums.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Premium and the actual Call Observation Date on which the securities are called; (iii) if the securities are not automatically called, the actual Final Price of the Fund; and (iv) whether you hold your securities to maturity or earlier automatic call.

Hypothetical Returns

If the securities are automatically called:

Hypothetical Call Observation Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Payment Date*	Hypothetical Pre-Tax Total Rate of Return
1st Call Observation Date	$1,080.00	8.00%
2nd Call Observation Date	$1,160.00	16.00%
3rd Call Observation Date	$1,240.00	24.00%
4th Call Observation Date	$1,320.00	32.00%

*Assuming that the Call Premiums are equal to the midpoints of their specified ranges.

If the securities are not automatically called:

Hypothetical Final Price	Hypothetical Percentage Change From the Hypothetical Initial Price to the Hypothetical Final Price	Hypothetical Payment at Maturity per Security	Hypothetical Pre-Tax Total Rate of Return
$99.99	-0.01%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$89.00	-11.00%	$990.00	-1.00%
$80.00	-20.00%	$900.00	-10.00%
$75.00	-25.00%	$850.00	-15.00%
$50.00	-50.00%	$600.00	-40.00%
$25.00	-75.00%	$350.00	-65.00%
$0.00	-100.00%	$100.00	-90.00%
Assumes a hypothetical Initial Price of 100.00. The hypothetical Initial Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price will be determined on the Pricing Date and will be set forth under “Summary of Terms” above in the final pricing supplement. For historical data regarding the actual Closing Prices of the Fund, see the historical information set forth under the section titled “The SPDR® S&P® Biotech ETF” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon an automatic call or at maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Premium and the actual Call Observation Date on which the securities are called; and (iii) if the securities are not automatically called, the actual Final Price.

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Call Observation Dates and Call Premiums

The Call Premium applicable to each Call Observation Date will be a percentage of the principal amount that increases for each Call Observation Date based on a simple (non-compounding) return of approximately 7.50% to approximately 8.50% per annum (to be determined on the Pricing Date). The actual Call Premium and payment per security upon an automatic call that is applicable to each Call Observation Date will be determined on the Pricing Date and will be within the range specified in the table below. The last Call Observation Date is the Final Valuation Date, and payment upon an automatic call on the Final Valuation Date, if applicable, will be made on the Stated Maturity Date.

Call Observation Date	Call Premium	Payment per Security upon an Automatic Call
June 3, 2022*	[7.50 - 8.50%] of the principal amount	[$1,075.00 - $1,085.00]
June 5, 2023*	[15.00 - 17.00%] of the principal amount	[$1,150.00 - $1,170.00]
June 3, 2024*	[22.50 - 25.50%] of the principal amount	[$1,225.00 - $1,255.00]
May 27, 2025*	[30.00 - 34.00%] of the principal amount	[$1,300.00 - $1,340.00]

Any positive return on the securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium.

How the Payment at Maturity Is Calculated

If the Fund Closing Price of the Fund is less than the Initial Price on each of the Call Observation Dates, the securities will not be automatically called, and on the Stated Maturity Date, you will receive a payment at maturity per security determined as follows:

•	If the Final Price is less than the Initial Price, but greater than or equal to the Threshold Price, the payment at maturity will be equal to $1,000

•	If the Final Price is less than the Threshold Price, the payment at maturity will be equal to $1,000 minus

Any positive return on the securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium. If the securities are not automatically called prior to the Final Valuation Date and the Final Price is less than the Threshold Price, you will receive less, and possibly 90% less, than the principal amount of your securities at maturity.

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Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

•	If The Securities Are Not Automatically Called And The Final Price Is Less Than The Threshold Price, You Will Receive Less, And Up To 90% Less, Than The Principal Amount Of Your Securities At Maturity.

•	The Potential Return On The Securities Is Limited To The Call Premium And May Be Less Than The Return On A Direct Investment In The Fund.

•	You Will Be Subject To Reinvestment Risk.

•	No Periodic Interest Will Be Paid On The Securities.

•	A Call Payment Date And The Stated Maturity Date May Be Postponed In Certain Circumstances.

Risk Relating To The Credit Risk Of CIBC

•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

Risks Relating To The Value Of The Securities And Any Secondary Market

•	Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.

•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•	Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•	The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Fund

•	An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In The Biotechnology Industry.

•	The Fund May Not Be Representative Of An Investment In The Biotechnology Industry.

•	Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•	The Performance Of The Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.

Risks Relating To Conflicts Of Interest

•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of the Fund.

o	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Fund may adversely affect the price of the Fund.

o	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

Risks Relating To Tax

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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